September 9, 2005

Aaron D. Wasserman, Esq.
Willkie Farr & Gallagher LLP
787 7th Avenue
New York, New York 10019

   RE: Gabelli Equity Trust, Inc.
      333-127724; 811-04700

Dear Mr. Wasserman:

  We have reviewed the registration statement on Form N-2 filed on behalf of the Gabelli Equity Trust, Inc. on August 19, 2005, for the purpose of registering shares of the Fund's common stock to be issued in connection with a rights offering. Your letter dated August 19, 2005 stated that the description of the mechanics of the rights offering is virtually identical to that of The Gabelli Utility Trust (File Nos. 333-118701 and 811-09243) which was declared effective on October 26, 2004. In addition, the description of the Fund is based upon the Fund's Form N-14, the registration statement of which was declared effective on August 18, 2005, and a previous offering of preferred stock of the Fund, the registration statement of which was declared effective on October 3, 2003. Because of the similarity to the previous filings, you requested selective review of the registration statement. Based on your representations, we limited our review of the filing, and have the following comments:

PROSPECTUS

Table of Fees and Expenses
1. On page 9, please move footnote (3) to below the expense example.

Payment for Shares
2. On page 19, please define "a properly completed and executed Subscription Certificate."
3. On page 20, it states that "a Rights holder will have no right to rescind a purchase after the Subscription Agent has received payment either by means of a notice of guaranteed delivery or a check." Please include this statement in the front of the Prospectus.

GENERAL

4. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.
5. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferable before filing the Fund's final pre-effective amendment.
6. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 of the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

TANDY LETTER

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that
- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

                        *   *   *   *

If you have any questions about these comments, please call me at 202-551-6957.

Sincerely,

Laura E. Hatch
Staff Accountant